Exhibit 99.1

MAVERIX METALS CLOSES US$120 MILLION CREDIT FACILITY

September 23, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American: MMX, TSX: MMX) is pleased to announce that it has completed the previously announced amendment and increase to its revolving credit facility, allowing the Company to borrow up to US$120 million (the “Increased Facility”).

Maverix would like to thank Canadian Imperial Bank of Commerce and National Bank of Canada for their continued support and confidence in the Company’s business model as well as welcome The Bank of Nova Scotia as a new member to the syndicate. Maverix intends to use the Increased Facility for future royalty and stream acquisitions and general corporate purposes.

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by continuing to grow its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:        info@maverixmetals.com

Website:    www.maverixmetals.com